February 28, 2025

Steven Sim
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
1 Yaojiayuan South Road
Chaoyang District , Beijing, 100024
The People's Republic of China

       Re: NaaS Technology Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38235
Dear Steven Sim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services